EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Three months ended
	March 31,	Year	Year	Year	Year	Year
	2018	2017	2016	2015	2014	2013
EARNINGS
Income before income taxes	$965	$7,548	$7,053	$6,823	$7,026	$6,562

Add:
Amortization of capitalized interest	5	19	21	22	22	21
Total fixed charges (excluding capitalized interest)	114	339	298	250	246	248

Less:
Equity in undistributed income of equity method investments	3	11	9	5	(1)	(1)

TOTAL EARNINGS	$1,081	$7,895	$7,363	$7,090	$7,295	$6,832

FIXED CHARGES
Interest expense (including capitalized interest and excluding expense on early extinguishment of debt)	85	238	208	162	159	166
Portion of rent expense under operating leases representative of the interest factor	32	113	100	101	104	103

TOTAL FIXED CHARGES	$117	$351	$308	$263	$263	$269

RATIO OF EARNINGS TO FIXED CHARGES	9.2	22.5	23.9	27.0	27.7	25.4

For purposes of calculating the ratio above:

Earnings is defined as income before income taxes, amortization of capitalized interest, and fixed charges (less capitalized interest), excluding equity in undistributed income of equity method investments. Fixed charges consist of interest expense (including capitalized interest and excluding any expense related to early extinguishment of debt) and approximately one-third of rent expense under operating leases (considered representative of the interest factor).